EX.d.2

COLUMBIA ACORN TRUST

COLUMBIA ACORN EUROPEAN FUND

COLUMBIA ACORN EMERGING MARKETS FUND

ORGANIZATIONAL AND OFFERING COSTS AGREEMENT

COLUMBIA ACORN TRUST, a Massachusetts business trust (the “Trust”) and COLUMBIA WANGER ASSET MANAGEMENT, LLC a Delaware limited liability company (“CWAM”), in consideration for the engagement by the Trust of CWAM as the investment adviser for the series of the Trust designated Columbia Acorn European Fund and Columbia Acorn Emerging Markets Fund (each a “Fund”) pursuant to a separate agreement, hereby agree as follows:

1. Advancement of Expenses. CWAM shall pay all of the organizational and offering costs of each Fund as well as certain other fees for services rendered prior to the commencement of the initial public offering of shares of each Fund, subject to the right to be reimbursed pursuant to paragraphs 2 and 3 of this Organizational and Offering Costs Agreement (this “Agreement”).

For purposes of this Agreement, “organizational expenses” shall include, but are not necessarily limited to, legal fees related to: the organization of the Funds; consultation with the Funds’ Board of Trustees; and the drafting and negotiation of the Funds’ investment advisory and other service provider agreements. For purposes of this Agreement, “offering costs” shall include, but are not necessarily limited to: expenses associated with underwriting the Funds; legal fees related to the preparation of the Funds’ initial registration statement; and the costs of typesetting and printing Fund prospectuses.

2. Reimbursement of Organizational Expenses. Each Fund shall reimburse CWAM for the organizational expenses of the Fund, to the extent permissible by law and the provisions of the Fee Waiver and Expense Reimbursement Agreement between the Trust and CWAM dated August 17, 2011.

3. Reimbursement and Amortization of Offering Costs. Each Fund shall amortize its offering costs over a period of 12 months from the commencement of the initial public offering of shares of the Fund, and each Fund shall reimburse CWAM during the 12-month period of such amortization by paying to CWAM on the last business day of each month an amount equal to the offering costs amortized by the Fund during that month.

4. Limitation on Reimbursement of Offering Costs. If a Fund should be liquidated during the 12-month period prior to the complete amortization of all offering costs, neither the Fund nor the Trust shall have any duty to reimburse CWAM for offering costs unamortized as of the time of liquidation.

5. Obligation of the Trust. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement are binding only upon the assets and property of each Fund and the Trust and not upon the trustees, officers or shareholders of the Trust individually, nor upon the assets of any other series of the Trust. The Agreement and Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: August 17, 2011

COLUMBIA ACORN TRUST

By:	/s/ Bruce H. Lauer
Name:	Bruce H. Lauer
Title:	Vice President, Secretary and Treasurer

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Charles P. McQuaid
Name:	Charles P. McQuaid
Title:	President